April 26, 2005



Securities and Exchange Commission
450 Fifth Street
Washington, D.C.  20549


Via Edgar
		Re:	Trans-Lux Corporation
			Form 8-K Item 4.01
			Filed April 25, 2005
			SEC File # 1-2257
			-----------------
Dear Ms. Armelin:

	This letter is in response to your letter dated April 26, 2005. As requested, we have revised Form 8-K and have filed a Form 8-K/A.

	Trans-Lux Corporation acknowledges we are responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do no foreclose the Commission from taking any action with respect to the filing; and Trans-Lux Corporation may not assert staff comments as a defense in any proceeds initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,



Angela D. Toppi
Executive Vice President

cc:  Gerald Gordon - Weisman Celler Spett & Modlin, P.C.